82-3277

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The following Director has today, 16th November 2004, exercised options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme and sold a total of 346,341 Ordinary shares at a price of 301p.

Director	No of Shares	Option Price
P A Clarke	346,341	205p

Enquiries: M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222

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